SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

08 December 2005

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: December 08, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

            Protherics and AstraZeneca Announce Late Stage Licensing Agreement On CytoFab™For Treatment Of Sepsis

London, UK, Nashville,  TN 8 December 2005 - Protherics,  the biopharmaceutical  company focused on critical care and oncology,  today announces  an agreement  with  AstraZeneca  for the global  development  and  commercialisation  of  Protherics'  anti-sepsis  product
CytoFab™.  CytoFab™ is currently  being  prepared for a single phase III  registration  study in severe  sepsis in line with  guidance received at an end of phase II meeting with the US Food and Drug Administration (FDA).

AstraZeneca will be responsible for developing CytoFab™,  an anti-TNF-alpha  polyclonal antibody fragment (Fab) product, as a treatment for TNF-alpha  mediated diseases in man, with an initial target  indication of severe sepsis.  Sepsis is a  life-threatening  condition resulting from  uncontrolled  severe  infections  which affects an estimated three million people a year worldwide.  Under the terms of the agreement,  AstraZeneca will undertake all clinical development work for CytoFab™ and Protherics will be primarily  responsible for bulk drug  manufacturing,  including the supply of clinical trial material.  The agreement will become effective upon the expiration of the Hart-Scott-Rodino waiting period in the US, which is anticipated early in 2006.

The  agreement has a potential  total deal value,  excluding  royalties,  of  approximately  GBP195 million to  Protherics,  including an initial  payment of GBP16.3 million.  In addition,  AstraZeneca  will make a GBP7.5 million  equity  investment in Protherics to be paid in cash, at 68.24 pence per share,  being a 30 percent  premium to the average middle market  closing price of Protherics  shares over the three  months  prior to the date of the  agreement.  AstraZeneca  will own  approximately  4.3 percent of  Protherics'  enlarged  share capital.

Protherics  will receive  additional  payments  worth up to GBP171 million  payable upon the  achievement  of  milestones.  A significant proportion of these payments are contingent on pre-approval  milestones  being  achieved.  There are no milestone  payments  related to sales  performance.  Protherics  will also receive  royalties on global product sales of 20 percent of net sales which reflect the late stage  development  status and market  potential  of  CytoFab™.  Protherics  will also  receive  additional  payments in return for the commercial supply of the product and will invest to expand its manufacturing capacity accordingly.

AstraZeneca  plans to start the pivotal phase III study for CytoFab™ in the US and EU in 2007 following  completion of improvements to the  current  manufacturing  process.  Protherics  has  previously  demonstrated  in a phase IIb study that  CytoFab™  caused a marked reduction in  TNF-alpha  in the blood and lung tissues of patients  with severe  sepsis,  and that  patients  required on average five days' less mechanical  ventilation  than when treated with placebo.  In addition,  CytoFab™ showed an encouraging  trend  suggesting a survival benefit compared to placebo and a favourable side-effect profile.

Approximately  one third of  patients  with  severe  sepsis  die from  major  organ  failure.  Patients  typically  require  mechanical ventilation and intensive care.  There is only one product  currently  available for the treatment of severe sepsis and there remains a considerable unmet need for treatment of this life-threatening condition.

Dr Andrew Heath,  Chief  Executive of Protherics,  said:  "We are delighted to announce a major  licensing  deal with  AstraZeneca  for
CytoFab™.  AstraZeneca  has proven to be a focused and agile partner and as one of the leading  pharmaceutical  companies in the world, it has the clinical, regulatory and marketing strength to maximize the potential of CytoFab™."

Dr John  Patterson,  Executive  Director of Development,  AstraZeneca,  said:  "CytoFab™ is an exciting  opportunity for AstraZeneca to extend its infection  franchise.  By working together with Protherics,  we now have the opportunity to build on the excellent phase IIb data  already  generated.  Our goal is to make  CytoFab™ the standard of care for patients  with  sepsis,  improving  their  chances of recovery and reducing their length of stay in intensive  care. We hope it will provide  clinicians  with a new means of addressing this devastating condition and ultimately, help save lives."

                                                                -Ends-

8th December 2005

A conference call and webcast for analysts will be held at 13.00 GMT/08.00 EST on Thursday 8th December.  Journalists can listen in
ONLY by dialling, 0800 559 3282 (UK) or +44(0)20 7365 1832 (outside UK).

This will be followed by a presentation to analysts on Protherics' interim results at 15.00 GMT/10.00 EST at the offices of Financial
Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.   Webcast details can be found on http://www.protherics.com or please call Mo Noonan for further details on +44 20 7269 7116.

For further information contact:

Protherics PLC                                      +44 (0) 20 7246 9950
                                                    +44 (0) 7919  480510
Andrew Heath, CEO
Barry Riley, Finance Director
Nick Staples, Corporate Affairs

Protherics Inc                                      +1 615 327 1027
Saul Komisar, President

Financial Dynamics
London: David Yates/Ben Atwell                      +44 (0) 20 7831 3113
New York: Jonathan Birt/John Capodanno              +1 212 850 5600

Notes for Editors:

About CytoFab™

CytoFab™ is an  anti-TNF-alpha  polyclonal  antibody  fragment  (Fab)  product,  which is being  developed  for the treatment of severe sepsis.  Polyclonal  antibody  fragments  are  well  suited  to the in situ  neutralisation  of  TNF-alpha,  an  inflammatory  mediator implicated in sepsis, an inflammatory  syndrome.  Firstly,  polyclonal antibodies are polyvalent,  allowing multiple antibody fragments to bind  TNF-alpha  and thus achieve  greater  neutralisation  of  TNF-alpha  compared to  monoclonal  antibodies.  Secondly,  antibody fragments  (Fabs) are much smaller  than whole  antibody  Immunoglobulin  G molecules  (IgG).  This means that they have a much greater volume of distribution, with more rapid tissue penetration and clearance from the body.

In an 81 patient,  randomised,  placebo-controlled phase IIb severe sepsis study, CytoFab™ significantly reduced TNF-alpha in the blood and lung tissues of sepsis patients,  and patients required, on average, five days' less mechanical  ventilation than when treated with placebo,  achieving  statistical  significance on this endpoint.  In addition,  CytoFab™ showed an encouraging  trend towards decreased mortality compared to placebo and a favourable side effect profile.

CytoFab™ is based on the same  technology  platform,  sheep raised  polyclonal  Fabs, as Protherics  CroFab™ (pit viper  antivenom) and
DigiFab™ (digoxin  antidote) which have been approved and are currently  marketed in the US. Protherics is the commercial  manufacturer of these products.

About Protherics
Protherics (LSE: PTI,  NASDAQ:  PTIL) is an integrated  biopharmaceutical  company focused on the development and marketing of products for critical care and oncology.  With  headquarters in London,  the Company has  approximately  190 employees  across its operations in the UK, US and Australia.  The Company's lead programmes are Voraxaze™,  for the control of high dose  methotrexate  therapy in cancer, where discussions are on-going with the US and EU regulators regarding marketing approvals,  and CytoFab™,  for severe sepsis, which is being prepared for a pivotal phase 3 trial.

Protherics'  strategy is to use the revenues  generated  from its marketed  products to help fund the  advancement  of its  development pipeline. With a proven track record in drug development,  biopharmaceutical  manufacturing and regulatory affairs, Protherics' goal is to develop and attract  additional  oncology and critical care  products for its sales and marketing  teams to distribute in the US and
Europe.

The majority of the  Company's  revenues  are derived  from two critical  care  products,  CroFab™ (pit viper  antivenom)  and DigiFab™
(digoxin  antidote)  which were  developed  in-house and are sold in the US through  Fougera  Inc, a division of Altana AG.  Additional products in the  development  pipeline  include  Prolarix™  (a  selective  prodrug  based  chemotherapy),  currently in phase I; and an
Angiotensin  Vaccine  (treatment of hypertension),  where encouraging  phase IIa results have led to an improved  formulation  entering pre-clinical testing.

For further information visit: www.protherics.com

About AstraZeneca
AstraZeneca  is a major  international  healthcare  business  engaged  in the  research,  development,  manufacture  and  marketing  of prescription  pharmaceuticals and the supply of healthcare  services.  It is one of the world's leading  pharmaceutical  companies with healthcare sales of over $21.4 billion and leading positions in sales of gastrointestinal,  cardiovascular,  respiratory, neuroscience, oncology  and  infection  products.  AstraZeneca  is listed in the Dow Jones  Sustainability  Index  (Global) as well as the  FTSE4Good
Index.   For further information visit: www.astrazeneca.com

This document  contains  forward-looking  statements  that involve risks and  uncertainties  including  with respect to the approval of
Protherics'  products  for  marketing  and  distribution  in the US.  Although  we  believe  that the  expectations  reflected  in such forward-looking  statements  are  reasonable at this time, we can give no assurance  that such  expectations  will prove to be correct.
Given these  uncertainties,  readers are cautioned  not to place undue  reliance on such  forward-looking  statements.  Actual  results could differ  materially  from those  anticipated in these  forward-looking  statements due to many  important  factors,  including the factors  discussed in  Protherics'  Annual Report on Form 20-F and other reports filed from time to time with the U.S.  Securities  and
Exchange  Commission.  We do not undertake to update any oral or written  forward-looking  statements  that may be made by or on behalf of Protherics.
END